Exhibit 12.1
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2012
and the year to date June 30, 2013

	Year ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2013
	--------------------------------------------Thousands of Dollars--------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,401,995	$1,236,111	$1,414,245	$1,781,406	$1,867,911	$786,182
Distributed income of equity investees	4,278	363	2,849	13,830	7,126	739
Interest expense, net of amounts capitalized	345,415	385,889	375,336	342,935	365,842	186,863
Interest component of rental expense	17,309	21,523	42,467	59,943	60,987	32,419
Amortization of capitalized interest	40	41	40	40	41	20
AFUDC - Debt funds	39,573	39,719	54,253	36,952	21,185	6,197
Earnings as defined	$1,808,610	$1,683,646	$1,889,190	$2,235,106	$2,323,092	$1,012,420
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$324,117	$371,341	$377,011	$362,030	$364,508	$173,943
Interest on affiliated loans	22,295	13,045	12,526	9,340	174	150
Interest on interim obligations	3,114	538	—	—	1,359	442
Amortization of debt discount, premium and expense, net	19,906	20,241	21,492	22,497	23,033	13,403
Other interest charges	15,790	20,573	18,657	(13,834)	(1,953)	5,171
Interest component of rental expense	17,309	21,523	42,467	59,943	60,987	32,419
Fixed charges as defined	$402,531	$447,261	$472,153	$439,976	$448,108	$225,528
RATIO OF EARNINGS TO FIXED CHARGES	4.49	3.76	4.00	5.08	5.18	4.49